SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 26 July 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

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press release

July 26, 2010

UPDATE ON GULF OF MEXICO OIL SPILL

BP today provided an update on developments in the response to the MC252 oil well incident in the Gulf of Mexico.

Subsea Source Control and Containment

On July 23, with the guidance and approval of the National Incident Commander (NIC) and the leadership and direction of the federal government, relief well activities at the MC252 well site were temporarily suspended because of potentially adverse weather associated with Tropical Storm Bonnie. Following the passing of the weather system, the DDIII drilling rig returned to the relief well site on July 24 and is taking steps necessary to reconnect with the well and resume drilling operations. These steps are expected to take a number of days.

The DDII drilling rig is moving back into position, and will take steps necessary to reconnect to the second relief well. However, work on the second relief well has been suspended so as not to interfere with the first.

The MC252 well has been successfully shut-in for integrity testing since July 15.

BP continues to closely monitor the MC252 well and well-capping structure, under the guidance of the Unified Command.

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BP Press Office London: +44 20 7496 4076
BP Press office, US: +1 281 366 0265
www.bp.com/gulfofmexicoresponse

- ENDS -

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 26 July 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary